SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-12448

FLOW INTERNATIONAL CORPORATION

VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

(Full Title of the Plan)

FLOW INTERNATIONAL CORPORATION

(Issuer of the securities held pursuant to the Plan)

23500 – 64th Avenue South

Kent, Washington 98032

(Address of principal executive offices)

Flow International Corporation

Voluntary Pension and

Salary Deferral Plan

Financial Statements and

Supplemental Schedules

December 31, 2002

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Contents

Independent Auditors’ Reports	3 – 4

Financial Statements

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7 – 14

Supplemental Schedules

Schedule of Assets (Held at End of Year)	15 – 16

Schedule of Non-Exempt Transactions	17

Independent Auditors’ Report

To the Participants and Administrative Committee

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Kent, Washington

We have audited the accompanying statement of net assets available for benefits of Flow International Corporation Voluntary Pension and Salary Deferral Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Flow International Corporation Voluntary Pension and Salary Deferral Plan as of December 31, 2002, and the related changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions as of and for the year ended December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements as of and for the year ended December 31, 2002 taken as a whole.

/s/  BDO Seidman, LLP

Kirkland, WA

June 17, 2003

Report of Independent Auditors

To the Participants and Administrative Committee of the

Flow International Corporation Voluntary Pension and Salary Deferral Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Flow International Corporation Voluntary Pension and Salary Deferral Plan (“the Plan”) as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of net assets available for benefits presentation. We believe that our audit of the statement of net assets available for benefits provides a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers

Seattle, Washington

May 17, 2002

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Statements of Net Assets Available for Benefits

December 31,	2002	2001

Assets
Investments, at fair value
Mutual funds	$13,493,317	$16,711,468
Collective trust fund	3,988,169	3,130,945
Flow International Corporation unitized common stock fund	220,445	1,008,995
Participant loans	492,195	612,078

	18,194,126	21,463,486

Receivables
Participant salary deferrals	50,014	89,548
Employer contributions	—	115,487
Other	1,607	—

Total receivables	51,621	205,035

Cash	1,449	4,842

Total assets	18,247,196	21,673,363

Liabilities
Other	1,571	4,842

Net assets available for benefits	$18,245,625	$21,668,521

See accompanying notes to the financial statements.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2002

Additions
Investment income (loss):
Net depreciation in fair value of investments	$(4,296,100)
Interest	46,243

(4,249,857)
Contributions:
Employer	715,509
Employee:
Salary deferrals	1,830,816
Rollovers from other qualified retirement plans	9,411

Total additions	(1,694,121)

Deductions
Benefits paid to participants	1,727,675
Administrative expenses	1,100

Total deductions	1,728,775

Net decrease	(3,422,896)

Net assets available for benefits, beginning of year	21,668,521

Net assets available for benefits, end of year	$18,245,625

See accompanying notes to the financial statements.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1. Plan Description

The following description of the Flow International Corporation Voluntary Pension and Salary Deferral Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a contributory defined contribution plan for the benefit of eligible employees of Flow International Corporation and its subsidiaries and Flow Autoclave Systems, Inc., (collectively the Company). The plan was established October 1, 1986. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In 1999, Flow International Corporation formed a joint venture with Autoclave Systems, Inc., an independent third party. Employees in the newly created Flow Autoclave Systems, Inc. were admitted to the Plan at that time, changing the Plan status from single-employer to multiple-employer. A multiple-employer plan is one that involves more than one employer, and includes plans whose contributions from individual employers are available to pay benefits to all participants. The Plan is considered to be a multiple-employer plan because Autoclave, whose employees participate in the Plan, is less than 80% owned by Flow International Corporation.

Trustee and Administrator of the Plan

The Plan is administered by an Advisory Committee appointed by the Board of Directors of the Company. Contributions to the Plan and net plan earnings (losses) thereon are held by the Plan trustee under terms of a trust agreement with Security Trust Company. The funds must be used for the exclusive benefit of Plan participants and their beneficiaries.

Eligibility

Employees of the Company that are not members of a collective bargaining unit are eligible to participant in the Plan. Employees who are members of a collective bargaining unit are eligible to participate in the Plan only if the collective bargaining agreement provides for eligibility in the Plan.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1. Plan Description (Continued)

Employees are eligible for participation in the Plan upon the first quarterly open enrollment period after commencement of employment and are eligible for the Company match, if any, one year following that date.

Contributions

Eligible employees may elect to contribute up to 15% of pretax annual compensation, as defined in the Plan, subject to certain limitations under the Internal Revenue Code (IRC). The Plan also allows catch up contributions for participants age 50 and over and for transfers in from other qualified retirement plans (“Rollovers”).

Through October 13, 2002, for employees meeting certain employment criteria, the Company provided a matching contribution in an amount equal to 50% of the first 6% of employee compensation contributed for employees with less than five years of service with the Company, or 75% of the first 6% of employee compensation contributed for employees with five years or more of service.

Effective for compensation earned on or after October 14, 2002, the Plan was amended to make all employer-matching contributions discretionary to the employer.

Participant Accounts

Each participant’s account is credited with the participant’s and the Company’s contribution, when applicable, and net Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1. Plan Description (Continued)

Investment Options

Upon enrollment in the Plan, participants may direct their investments between 17 mutual funds, one collective trust fund, and a fund comprised primarily of investment in the common stock of Flow International Corporation (“Flow Fund”). The collective trust fund is a fund that invests primarily in a benefit responsive insurance contract that provides for a guaranteed rate of return established each quarter. The crediting interest rate during 2002 that averaged 5.30% and yielded 5.66% is netted against net depreciation in fair value of investments on the statement of changes in net assets available for benefits.

Because investments in the Flow Fund are not diversified, this investment may present higher than average volatility. Therefore, the Plan states that a participant is limited to investing no more than 25% of the balance in his or her account in the Flow Fund.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company contributions and earnings thereon vest with individual participants based upon years of service with the Company. Participants become 100% vested over five years of service or at a normal retirement age of 65.

Participant Loans

Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding loans to the participant from the Plan and from any other qualified plan maintained by the employer, including accrued interest thereon, shall not exceed the lesser of $50,000 or 50% of the participants vested account balance. Loan terms shall not exceed five years, except for the purchase of a primary residence, in which case the maximum is ten years.

The loans are collateralized by the balance in the participant’s account. The rate charged on participant loans is the prime rate (4.25% at December 31, 2002) plus 1%, as of the first day of the quarter in which the loan is approved. Principal and interest is paid ratably not less than monthly.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1. Plan Description (Continued)

Payment of Benefits

Vested benefits are immediately payable upon the retirement, death or disability of a Plan participant. Vested benefits are also payable upon the request of a Plan participant at termination of employment with the Company or after having attained the age of 59 ½. The Plan allows hardship withdrawals to eligible participants. The Advisory Committee has the right to distribute participant accounts upon termination of service for participants with balances not exceeding $5,000.

Forfeitures

Unvested forfeited investment balances are used to reduce future employer contributions. During 2002, employer contributions were reduced by $17,354 from forfeited non-vested accounts.

Administrative Expenses

The Plan provides that administrative expenses may be paid by either the Plan or the Company. With the exception to certain costs incurred in connection with the Flow International Corporation Unitized Common Stock Fund, administrative expenses were paid by the investment manager, out of commissions or by the Company, and are therefore not reflected in these financial statements.

2. Summary of Significant Accounting Policies	Basis of Preparation The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Advisory Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties

The Plan allows participants to direct contributions into choices that include mutual funds, a collective trust fund, that has an underlying investment a benefit-responsive insurance contract with MetLife Insurance Company, and the Flow Fund, which invests primarily in Flow International Corporation common stock. The underlying investment securities within these investment vehicles are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain underlying investment securities and the level of uncertainty related to changes in the value of the funds, it is reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Refer to the Company’s Forms 10-K and 10-Q filings regarding risks associated with Flow International Corporation’s common stock.

Investment Valuation and Income Recognition

Investments are valued at their fair market value. Mutual funds are stated at fair value based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The collective trust fund is valued at estimated fair value as determined based on the contract value of the underlying benefit-responsive investment contract with MetLife Insurance Company, as reported by the fund’s trustee. Flow International Corporation common stock is valued at quoted market prices. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)	Benefits Paid to Participants Benefits are recorded when paid.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

3. Investments	All Plan investments are held in trust by Security Trust Company. The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits.

December 31,	2002	2001

Alliance Premier Growth Fund Class A		$2,705,681
American Century 20th Ultra Advisor Class Fund	$1,459,872	$2,199,493
Janus Adviser Worldwide Fund	$1,985,263	$3,134,229
MetLife Stable Value Fund	$3,988,169	$3,143,466
Vanguard Index 500 Fund	$1,812,640	$2,176,479
American Funds Growth Fund Class A	$1,786,414
PIMCO Total Return Class A Fund	$1,198,629
Safeco Growth Opportunity Class A Fund	$925,729

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Year ended December 31,	2002

Mutual funds	$(3,772,559)
Collective trust fund	203,919
Flow International Corporation unitized common stock fund	(727,460)

$(4,296,100)

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

5. Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated January 26, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

Subsequent to year-end, the Internal Revenue Service has determined and informed the Company by a letter dated May 20, 2003, that the Plan, including amendments made and proposed amendment dated April 30, 2003, and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

6. Non-Exempt Transactions

During the year ended December 31, 2002, the Company was late six times in remitting contributions into the Plan. The amount remitted late totaled $481,952 and was late an average of 8 days. The rules and regulations issued by the Department of Labor and the Internal Revenue Service require that the Company pay interest to the Plan for such late payments. Such interest is expected to be less than $1,500.

7. Reconciliation of Financial statements to Form 5500

For purpose of the financial statements, the investment in the MetLife Stable Value Fund is presented as a collective trust fund. Because the fund is not a direct filing entity, the investment is presented in the Form 5500 based on the underlying investments. The underlying investment of the fund is a contract with an insurance company.

For purposes of the financial statements, the investment in the Flow Fund is presented as a unitized stock fund. The underlying assets are segregated on the Form 5500.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

7. Reconciliation of Financial statements to Form 5500 (Continued)	The following is a reconciliation of the net assets available for benefits per the financial statements to Schedule H of Form 5500:
December 31,	2002	2001

Net assets available for benefits per the financial statements	$18,245,625	$21,668,521
Valuation difference for Flow International Corporation Unitized Common Stock Fund	—	5,775

Net assets available for benefits per Schedule H of Form 5500	$18,245,625	$21,674,296

The following is a reconciliation of investment income per the financial statements to Schedule H of Form 5500:

Year ended December 31,	2002

Per financial statements:
Net depreciation in fair value of investments	$(4,296,100)
Interest	46,243

(4,249,857)
Difference calculated depreciation of Flow International Corporation Unitized Common Stock Fund	(5,775)

$(4,255,632)

Per Schedule H of Form 5500:
Interest	$46,243
Realized (loss) on sale of assets	(56,561)
Unrealized depreciation of assets	(471,019)
Net investment (loss) from registered investment companies (mutual funds)	(3,774,295)

$(4,255,632)

8. Subsequent Event	As of June 17, 2003, Flow International Corporation common stock has declined in value by approximately 46% since year-end.

Supplemental Schedules

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Line 4(i)

EIN: 91-1104842

Plan Number: 002

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds:
	American Century 20th Ultra Advisor Class Fund	69,451 shares	*	$1,459,872
	American Funds Growth Fund Class A	96,720 shares	*	1,786,414
	American Funds Washington Fund Class A	2,575 shares	*	60,544
	Davis New York Venture Fund	18,788 shares	*	393,424
	Gabelli Westwood Balanced Fund	75,810 shares	*	757,346
	Janus Adviser Worldwide Fund	91,868 shares	*	1,985,263
	PIMCO Total Return Class A Fund	112,336 shares	*	1,198,629
	Putnam International Equity Fund Class A	52,422 shares	*	860,237
	Safeco Growth Opportunity Class A Fund	54,554 shares	*	925,792
	Van Kampen Capital Emerging Growth Fund	10,267 shares	*	290,157
	Van Kampen Growth & Income Class A	52,221 shares	*	746,241
	Vanguard Extended Market Index Fund	22,337 shares	*	684,223
	Vanguard Index 500 Fund	36,511 shares	*	1,812,640
	Wells Fargo Outlook 2010 Class A	19,041 shares	*	199,739
	Wells Fargo Outlook 2020 Class A	14,956 shares	*	159,732
	Wells Fargo Outlook 2030 Class A	9,619 shares	*	104,271
	Wells Fargo Outlook 2040 Class A	6,220 shares	*	68,793

				13,493,317

*	Cost information is not required for participant-directed investments.
**	A Party-in-interest as defined by ERISA.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Schedule of Assets (Held at End of Year)

(Continued)

Form 5500, Schedule H, Line 4(i)

EIN: 91-1104842

Plan Number: 002

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Collective Trust Fund:
	MetLife Stable Value Fund	339,179 units	*	3,988,169

	Flow International Corporation Unitized Common Stock Fund:
**	Flow International Corporation common stock	79,600 shares	*	204,864
	Cash and cash equivalents	Cash	*	15,581

				220,445

**	Participant loans	Maturing through 2012 Interest rates ranging from 5.25% to 11.5%	*	492,195

	Total investments			$18,194,126

*	Cost information is not required for participant-directed investments.
**	A Party-in-interest as defined by ERISA.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Schedule of Non-Exempt Transactions

Form 5500, Schedule G, Part III

EIN: 91-1104842

Plan Number: 002

Year ended December 31, 2002

(a) Identity of Party Involved	(b) Relationship to Plan	(c) Description of Transactions	(d) Purchase Price	(e) Current Value of Asset

Flow International Corporation	Plan Sponsor	Overdue employee contributions not timely remitted to the Plan	$481,952	$481,952

*	This represents total amount of employee contributions that have been withheld from employees and related employer matching contributions that were not remitted timely into the Trust by the Plan sponsor.

Exhibit	Index

Number	Title

23.1	Consent of BDO Seidman, LLP, Independent Accountants

23.2	Consent of PricewaterhouseCoopers LLP, Independent Accountants

99.1	Certification Pursuant to the 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification Pursuant to the 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Plan Advisory Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY
DEFERRAL PLAN

Date:	June 30, 2003	/s/ Stephen D. Reichenbach
Stephen D. Reichenbach
Interim Chief Financial Officer (Principal Financial Officer)